LOCALEYES, INC.



ANNUAL REPORT

412 W Rivers Edge Dr

Provo, UT 84604

(360) 356-5577

https://www.talsey.com/

This Annual Report is dated April 10, 2025.

BUSINESS

Talsey AI is a SaaS company, offering an AI-powered guest management tool for hotels. Talsey uses SMS communication and AI-generated content to manage the guest experience from the time they book, to the time they leave. Talsey's areas of expertise include general questions, maintenance and housekeeping requests, reservation & logistics details and more.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $55,000.00

Use of proceeds: R&D

Date: September 21, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $27,000.00

Use of proceeds: Sales

Date: May 31, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $275,000.00

Use of proceeds: Strategic Pivot & Product Development

Date: December 26, 2023

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $40,000.00

Use of proceeds: Product Development

Date: March 26, 2024

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $22,000.00

Use of proceeds: Sales

Date: January 29, 2025

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,711,530

Use of proceeds: Logan Nicholson - Founder Equity Grant

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,226,900

Use of proceeds: Tanner Hill - Founder Equity Grant

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 400,000

Use of proceeds: Joseph Dummar - Founder Equity Grant

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,000,000

Use of proceeds: RevRoad LLC - Venture Services Compensation

Date: July 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 427,119

Use of proceeds: Founder Equity Grant

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $73,601 compared to $41,665 in 2024.

At the end of 2022, the Company took a strategic pivot from a traveler experience platform (monetized with ad revenue) to a SaaS platform for our partnered hotels. We maintained our platform and some of the ad revenue, but have now sunsetted the old model.

Cost of Sales

Cost of Sales for fiscal year 2023 was $5,568 compared to $12,832 in fiscal year 2024.

Our software product launched in 2023, which came with its own variable costs to run.

Gross Margins

Gross margins for fiscal year 2023 were $54,362 compared to $26,647 in 2024.

In 2023, we made a strategic pivot to a software-as-a-service model. We sunsetted the old business model and were still able to generate some revenue from it. Some of the revenue was from the new business model, but most was from the prior model.

Expenses

Expenses for fiscal year 2023 were $284,794 compared to $228,477 in fiscal year 2024.

2023 was heavily focused on product development, research, and beta testing for our. We did collect our first handful of customers with the SaaS model, but much of our spending was for software development. 2024 was spent building a GTM plan and achieving product market fit with independent hotel mangagement groups.

Historical results and cash flows:

The Company is currently in the Traction or Early Growth stage and is revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are transitioning our focus from product-market fit and product development to sales in 2025. Our limited experiments in sales have generated returns on investment for our customers, and with an increased investment in sales, we expect to see a growth in revenue, however, this is uncertain. Past cash was primarily generated through sales (most from our pre-pivot model) and equity investments. Our goal is to reach $1M ARR by the end of Q1 2026 using the funds from our offering. With our previous participation in 2 major sales events and no major partnerships, we were able to generate subscriptions that are anticipated to surpass $100k ARR in May, once all customers are finished with onboarding. We believe that with a budget for 15-20 major sales events and with 4-6 major partnerships rolling out in 2025, we can comfortably achieve our goal.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $6,707.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Brooksany Barrowes

Amount Owed: $100,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2026

Creditor: Central Bank

Amount Owed: $81,335.51

Interest Rate: 8.9%

Maturity Date: July 01, 2029

In August 2022, the Company entered into a credit line agreement with the Central Bank. The line has a principal amount of $80,000 with an original maturity date of February 15, 2024. The note has a variable interest rate subject to change from time to time based on changes in an index which is the Central Bank's base rate. In July 2024, the Company obtained another loan from its Credit Line with the Central Bank. The amount financed was at $81,385, inclusive of $1,600 as loan origination fee, matures in July 2029.

Creditor: Logan Nicholson

Amount Owed: $7,900.00

Interest Rate: 0.0%

Maturity Date: January 01, 2026

Creditor: Stripe/Celtic Bank

Amount Owed: $10,170.00

Interest Rate: 19.57%

Maturity Date: July 31, 2025

In November 2022, the Company entered into a stripe capital program with the Celtic Bank. The principal loan amount was $35,600 with a fixed fee of $3,488. The Company had an outstanding balance of $5,040 and $10,170 as of December 31, 2024 and December 31, 2023, respectively. The loan balance is net of unamortized deferred issuance cost.

Creditor: Quickbooks

Amount Owed: $5,000.00

Interest Rate: 32.99%

In December 2024, the Company entered into a Quickbooks Line of Credit Loan Baseline Agreement with WebBank for a credit limit of $10,000. The amount financed was $5,000 with an interest rate of 32.99% per annum (APR 32.94%).

Creditor: Nathan Nicholson

Amount Owed: $10,000.00

Interest Rate: 15.0%

Maturity Date: July 01, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Logan Bradley Nicholson

Logan Bradley Nicholson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Founder and Director

Dates of Service: March, 2023 - Present

Responsibilities: As CEO & Founder of Talsey AI, Logan oversees the strategic direction of the company, while leading sales and product strategy. Logan does not currently receive a salary, works about 50 hours a week in these roles, and holds about 38% equity.

Other business experience in the past three years:

Employer: Nicholson Digital Co.

Title: Owner

Dates of Service: July, 2021 - Present

Responsibilities: I do occasional sales & marketing consulting, primarily for hospitality companies requiring only 5 hours of work per week.

Name: Tanner Hill

Tanner Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Director, and Principal Accounting Officer

Dates of Service: February, 2021 - Present

Responsibilities: Tanner runs operations, finances, HR and other roles as needed. Tanner receives a salary of $36,000 and holds 24% equity.

Name: Mason Robert Palmer

Mason Robert Palmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technical Officer

Dates of Service: March, 2023 - Present

Responsibilities: As CTO at Talsey AI, Mason leads the development and deployment of its AI-driven guest messaging platform, utilizing advanced machine learning models and cloud technologies to enhance user engagement and personalize guest experiences. Mason oversees the migration to microservice architecture, integrate diverse software partnerships, and collaborate with cross-functional teams to drive innovation and scalability. Mason currently does not receive a salary and holds 10% equity.

Other business experience in the past three years:

Employer: United States Air Force

Title: Software Developer

Dates of Service: January, 2024 - Present

Responsibilities: Worked on systems that support fighter jets.

Other business experience in the past three years:

Employer: USU Bridge Lab

Title: Graduate Researcher

Dates of Service: January, 2023 - August, 2024

Responsibilities: Researched AI hardware accelerators in edge devices and cloud platforms.

Other business experience in the past three years:

Employer: United States Air Force

Title: Software Development Intern

Dates of Service: June, 2022 - January, 2024

Responsibilities: Worked on a variety of different projects supporting different needs of the United States Air Force.

Other business experience in the past three years:

Employer: USU Power Electronics Lab

Title: Undergraduate researcher

Dates of Service: December, 2021 - June, 2022

Responsibilities: Helped develop wireless power technology for electric vehicles.

Name: Jason Dance

Jason Dance's current primary role is with RevRoad. Jason Dance currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2022 - Present

Responsibilities: Jason serves as a Director representing the interest and investment of RevRoad in Talsey AI. Jason does not currently receive salary compensation for this role

Other business experience in the past three years:

Employer: RevRoad

Title: Chief Revenue Officer

Dates of Service: September, 2020 - Present

Responsibilities: Lead the revenue team at RevRoad to deliver services to portfolio companies

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Logan Nicholson

Amount and nature of Beneficial ownership: 3,711,530

Percent of class: 31.692

RELATED PARTY TRANSACTIONS

Name of Entity: Logan Nicholson

Relationship to Company: Director, Officer, and 20%+ Owner

Nature / amount of interest in the transaction: In 2024, the Company obtained several related party loans from its shareholders with an interest rate ranging from non-interest bearing to 15% APR.

Material Terms: The Company had outstanding shareholders loans payable of $134,900 as of December 31, 2024 and none as of December 31, 2023. In 2025, the total balance was paid down with a current total balance of $117,900.

Three insiders of the company have invested a total of $13,455.00 in this offering. These investment were made by individuals related to officers of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Note Series 2025 - CF, SAFE Notes $1M Cap, SAFE Notes $1.5M Cap, SAFE Note $3M Cap, SAFE Notes $4.2M Cap, SAFE Notes $6M Cap, and Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,765,567 outstanding.

Voting Rights

One vote per share

Material Rights

Outstanding total does not include 1,234,433 shares, which are not issued but reserved for stock options for employees.

Convertible Promissory Note Series 2025 - CF

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: January 15, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: $3,000,000.00

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the

Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

SAFE Notes $1M Cap

The security will convert into Common stock and the terms of the SAFE Notes $1M Cap are outlined below:

Amount outstanding: $55,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $1,000,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $1M Cap.

SAFE Notes $1.5M Cap

The security will convert into Common stock and the terms of the SAFE Notes $1.5M Cap are outlined below:

Amount outstanding: $27,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $1,500,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $1.5M Cap.

SAFE Note $3M Cap

The security will convert into Common stock and the terms of the SAFE Note $3M Cap are outlined below:

Amount outstanding: $40,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Note $3M Cap.

SAFE Notes $4.2M Cap

The security will convert into Common stock and the terms of the SAFE Notes $4.2M Cap are outlined below:

Amount outstanding: $275,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $4,200,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $4.2M Cap.

SAFE Notes $6M Cap

The security will convert into Common stock and the terms of the SAFE Notes $6M Cap are outlined below:

Amount outstanding: $22,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $6M Cap.

Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights As a holder of convertible notes, you will have no voting rights. If the notes convert into Non-Voting Common Stock, those shares will have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Chief Executive Officer does not currently receive a salary for his role with Talsey AI Logan Nicholson, the CEO of LocalEyes, Inc. D/B/A Talsey AI (Talsey AI), does not currently receive a salary for his work at Talsey AI. He estimates working approximately 50 hours per week for Talsey AI and an additional 5 hours per week for Nicholson Digital Co., an agency he founded, which maintains contracts with The Branson Club. Although Logan has a significant equity stake in Talsey AI, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not currently receive a salary. Talsey AI plans to begin paying Logan, along with other officers, a salary ranging from $24,000 to $50,000 annually, depending on the amount of funds raised. The estimated initial salary for Logan is $36,000 annually, with payments expected to commence in Q2 2025. Until then, Logan will continue managing the company's operations without compensation, which may impact his financial ability to dedicate his full attention to Talsey AI. Open Concurrent Reg D SAFE Offering The Company has issued SAFE notes under Regulation D, which may convert into equity at a future date. These conversion terms may differ from those of the convertible notes being issued in this offering. As a result, investors in this Regulation Crowdfunding offering may experience dilution, which could impact the value and potential return of their investment. While the Company does not currently anticipate selling additional SAFE notes under this Regulation D offering, there is no guarantee that additional sales will not occur. If additional SAFE notes are issued, further dilution may occur.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

LOCALEYES, INC.

By   /s/ *Logan Nicholson*

      Name: LocalEyes, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

LocalEyes, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: LocalEyes, Inc. Management

We have reviewed the accompanying financial statements of LocalEyes, Inc. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
LocalEyes, Inc. was incorporated on March 24, 2023 in the State of Delaware. LocalEyes, Inc. will serve as the successor company for its predecessor LocalEyes LLC. LocalEyes, Inc. will conduct a regulation crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
March 5, 2025

LOCALEYES, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	6,707	20,276
Other Current Assets	3,712	-
Total Current Assets	10,419	20,276
Non-Current Assets:		
Security Deposits	-	618
Intangible Assets - net	21,720	28,960
Total Non-Current Assets	21,720	29,578
TOTAL ASSETS	32,139	49,854
LIABILITIES AND EQUITY		
Current Liability:		
Accounts Payable	15	165
Total Current Liability	15	165
Non-Current Liabilities:		
Line of Credit	86,385	79,652
Loans Payable - net	5,040	10,170
Shareholders Loan Payable	134,900	-
Total Non-Current Liabilities	226,325	89,822
TOTAL LIABILITIES	226,340	89,987
EQUITY		
Common Stock	1,000	1,000
Additional Paid-In Capital	5,700	700
Members' Capital	-	-
SAFE Notes	439,000	389,000
Accumulated Deficit	(639,903)	(430,833)
TOTAL EQUITY	(194,203)	(40,133)
TOTAL LIABILITIES AND EQUITY	32,139	49,854

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Gross Sales	41,665	73,601
Sales Discounts and Allowances	(2,186)	(13,671)
Net Sales	39,479	59,930
Cost of Sales	(12,832)	(5,568)
Gross Profit	26,647	54,362
Operating Expenses		
General and Administrative Expense	34,609	57,617
Advertising and Marketing Expense	46,364	28,041
Payroll Expense	133,524	181,231
Compensation Expense	-	10,000
Professional Fees	11,030	5,785
Rent Expense	2,950	2,120
Total Operating Expenses	**228,477**	**284,794**
Total Loss from Operations	**(201,830)**	**(230,432)**
Other Income (Expense)		
Other Income	-	748
Other Expense	-	(1,000)
Total Other Income (Expense)	**-**	**(252)**
Earnings Before Income Taxes	**(201,830)**	**(230,684)**
Provision for Income Tax	-	-
Amortization Expense	7,240	7,240
Net Loss	**(209,070)**	**(237,924)**

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional	Members'		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	Paid-In Capital	Capital	SAFE Notes	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	1,700	182,000	(194,462)	(10,762)
Availment of SAFE Notes	-	-	-	-	207,000	-	207,000
Prior Period Adjustment	-	-	-	-	-	1,553	1,553
Conversion to C-Corporation	10,000,000	1,000	700	(1,700)	-	-	-
Net loss	-	-	-	-	-	(237,924)	(237,924)
Ending balance at 12/31/2023	10,000,000	1,000	700	-	389,000	(430,833)	(40,133)
Contribution	-	-	5,000	-	-	-	5,000
Availment of SAFE Notes	-	-	-	-	50,000	-	50,000
Net loss	-	-	-	-	-	(209,070)	(209,070)
Ending balance at 12/31/2024	10,000,000	1,000	5,700	-	439,000	(639,903)	(194,203)

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(209,070)	(237,924)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	7,240	7,240
Prior period adjustment	-	1,553
(Increase) Decrease in Other Current Assets	(3,712)	1,000
(Increase) Deccrease in Security Deposits	618	(618)
Increase (Decrease) in Accounts Payable	(148)	(1,747)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	3,998	7,428
Net Cash used in Operating Activities	(205,072)	(230,496)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Website Development	-	(36,200)
Net Cash used in an Investing Activity	-	(36,200)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Line of Credit	6,733	3,352
Loans Payable - net	(5,130)	(21,887)
Shareholders loan	134,900	-
Additional Paid-in Capital	5,000	-
SAFE Notes	50,000	207,000
Net Cash provided by Financing Activities	191,503	188,465
Cash at the beginning of period	20,276	98,507
Net Cash increase (decrease) for period	(13,569)	(78,231)
Cash at end of period	6,707	20,276

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

LocalEyes, Inc. ("the Company") doing business as Talsey AI was incorporated on March 29, 2023 under the General Corporation Law of the State of Delaware. Prior to its incorporation, the Company was originally an LLC under the trade name of LocalEyes LLC formed in 2021 within the jurisdiction of the state of Utah. LocalEyes, Inc. generates income primarily from software subscriptions with hotels. The Company offers automated guest communication services. The business is located in Provo, Utah with customers primarily within the US, but occasionally with customers in other countries as well.

Equity Conversion

LocalEyes, Inc. was incorporated on March 29, 2023 in the State of Delaware. LocalEyes, Inc. will serve as the successor company for its predecessor LocalEyes LLC. The LLC was originally established to manage the Company's business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company underwent a statutory conversion, transitioning from a Utah LLC to a Delaware corporation. This conversion was filed pursuant to Delaware General Corporation Law Section 265. The restructuring was designed to streamline operations, enhance corporate governance, and provide a clearer financial overview for stakeholders.

The conversion was executed through an Equity Conversion Agreement, where all LLC membership units were exchanged for shares in the new corporation on a one-to-one basis, preserving proportional ownership. Additionally:
- SAFE notes were transferred to LocalEyes, Inc. under the same terms via the Shareholder and Equity Continuation Agreement.
- All assets, liabilities, contracts, and intellectual property were formally transferred via the Asset and Liability Transfer Agreement.
- Founder equity grants and vesting schedules remained unchanged in the transition.

To raise operating capital, the Company will conduct a crowdfunding campaign under Regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last three years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,707 and $20,276 in cash as of December 31, 2024 and December 31, 2023, respectively.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

A summary of the Company's Intangible Assets as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Website Development	5	36,200	36,200
Less: Accumulated Amortization	-	(14,480)	(7,240)
Totals		21,720	28,960

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues primarily from software subscriptions with hotels - Hotel Guest Communication SaaS, and through occasional advertising to partnered local restaurants and other businesses via promotion in the Company's partnered hotels. The Company's payments are generally collected at time of service or initiation of services.

The Company's primary performance obligation is to send automated messages to hotel guests in a timely and respectful manner. This typically is over a contract period of 12 months, or month to month.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are charged as costs once incurred.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as expenses are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors are expensed as expenses are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2024, the Company obtained several related party loans from its shareholders with an interest rate ranging from non-interest bearing to 15% APR. The Company had outstanding shareholders loans payable of $134,900 as of December 31, 2024 and none as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit

In August 2022, the Company entered into a credit line agreement with the Central Bank. The line has a principal amount of $80,000 with an original maturity date of February 15, 2024. The note has a variable interest rate subject to change from time to time based on changes in an index which is the Central Bank's base rate. In July 2024, the Company obtained another loan from its Credit Line with the Central Bank. The amount financed was at $81,385, inclusive of $1,600 as loan origination fee, matures in July 2029.

In December 2024, the Company entered into a Quickbooks Line of Credit Loan Baseline Agreement with WebBank for a credit limit of $10,000. The amount financed was $5,000 with an interest rate of 32.99% per annum (APR 32.94%).

The Company had a total credit line outstanding balance of $86,385 and $79,652 as of December 31, 2024 and December 31, 2023, respectively.

<u>Loans Payable</u>
In November 2022, the Company entered into a stripe capital program with the Celtic Bank. The principal loan amount was $35,600 with a fixed fee of $3,488. The Company had an outstanding balance of $5,040 and $10,170 as of December 31, 2024 and December 31, 2023, respectively. The loan balance is net of unamortized deferred issuance cost.

NOTE 6 – EQUITY

Common Stocks
The Company has authorized capital stock of 10,000,000 common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of December 31, 2024 and December 31, 2023.

Voting Rights: Except as otherwise required by applicable law, the holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

Dividends: As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis out of funds legally available therefor.

Liquidation: The holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of the Common Stock in any liquidation of the Corporation.

Residual Rights: All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

Simple Agreements for Future Equity (SAFE)
From 2021 to 2024, the Company entered into numerous SAFE agreements with third parties. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $1.0M –$ 4.2M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 5, 2025, the date these financial statements were available to be issued. No transactions require disclosure.

CERTIFICATION

I, Logan Nicholson, Principal Executive Officer of LOCALEYES, INC., hereby certify that the financial statements of LOCALEYES, INC. included in this Report are true and complete in all material respects.

Logan Nicholson

CEO